Exhibit 1.01

Conflict Minerals Report
This Conflict Minerals Report has been filed as an Exhibit to the Form SD filed by CPI International Holding Corp. (the “Company”) with respect to 2013. The date of filing of this Conflict Minerals Report is May 30, 2014.
This Conflict Minerals Report has been filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD thereunder (collectively, the “Conflict Minerals Rule”), and contemplates products that contain columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin (collectively, “Conflict Minerals”). This Conflict Minerals Report has not been audited.
Due Diligence Program Design
The Company designed its due diligence measures relating to Conflict Minerals to generally conform to the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, Second Edition 2013 (the “OECD Guidance”).
The five steps of the OECD Guidance are as follows:

1.	Establish strong company management systems.

2.	Identify and assess risk in the supply chain.

3.	Design and implement a strategy to respond to identified risks.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

5.	Report on supply chain due diligence.
Due Diligence Program Execution

In furtherance of its Conflict Minerals Rule due diligence, the Company performed the following due diligence measures with respect to 2013. These were not all of the measures that the Company took with respect to 2013 in furtherance of its Conflict Minerals Policy (as defined below) and its Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule.
OECD Guidance Step 1: Establish strong company management systems.

1.
The Company adopted a policy related to assessing Conflict Minerals (the “Conflict Minerals Policy”). The policy was communicated internally to selected personnel in writing. The policy was also communicated in writing to selected suppliers. In addition, the Conflict Minerals Policy was posted on the Company’s website.

2.
The Company established an internal interdepartmental management team to address Conflict Minerals compliance, which consisted of purchasing department representatives from each of the Company’s operating divisions, corporate finance representatives and a process engineering representative.

3.	Selected internal personnel were educated on the Conflict Minerals Rule as well as the Company’s compliance plan and procedures, including reviewing and validating supplier responses to inquiries.

4.
The Company decided to use the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) to identify the source of Conflict Minerals in its supply chain.

5.	The Company maintains centralized computerized records relating to its Conflict Minerals due diligence with respect to 2013. Such records include due diligence processes and findings.

OECD Guidance Step 2: Identify and assess risk in the supply chain.

1.
The Company’s purchasing representatives from each division, working with engineers and other personnel from that division, compiled lists of suppliers whose products are necessary to the production of that division’s products and might potentially contain one or more Conflict Minerals. These lists were reviewed and refined with input from the interdepartmental Conflict Minerals team.

2.
The Company’s interdepartmental Conflict Minerals team provided each division’s purchasing representatives with a cover letter and EICC/GeSI template to be submitted to the identified suppliers. The Company began sending letters and EICC/GeSI templates to suppliers in June 2013. The Company sent inquiries to 445 suppliers.

3.	The Company generally followed up by e-mail or phone with suppliers that did not respond to the request within the specified time frame.

4.
The Company received responses from 313 of the 445 suppliers that had been contacted. The Company reviewed the responses received from Suppliers. The Company generally followed up by email or phone with certain suppliers that submitted an incomplete response or a response that it determined contained errors or inaccuracies, or where otherwise it determined the written response not to be suitable. Because most of the Company’s suppliers are themselves upstream suppliers without direct relationships of their own with smelters and refiners, these suppliers were reliant upon getting information from their own suppliers in order to answer the Company’s inquiries. The Company believes that in many cases suppliers were unable to provide answers to the Company’s survey because they could not obtain timely or accurate information from their own suppliers. Of the 313 total responses received from suppliers, approximately 144 either did not answer key inquiries in the template, requested more time or resources to provide complete information, or specified that the answers to key inquiries were “unknown.”

OECD Guidance Step 3: Design and implement a strategy to respond to identified risks.

1.
The Company’s inter-departmental team reported its Conflict Minerals compliance findings and results of due diligence to senior management. These findings included reports regarding Supplier responses (including incomplete and non-responses).

2.
Two of the principal challenges facing the Company’s Conflict Minerals due diligence process are the lack of response from certain suppliers as well as the mixed quality of the responses that it received from certain suppliers. The Company intends to engage in further efforts to educate its suppliers as to the importance of this process and intends to include language in its forms for purchase orders requiring supplier cooperation with its Conflict Minerals due diligence.

OECD Guidance Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

Due to the Company’s position in the supply chain and lack of direct relationships with smelters and refiners, the Company determined that an independent third-party audit was not appropriate in connection with its due diligence. Instead, the Company determined to utilize auditing information made available by third-party sources (such as the Conflict-Free Sourcing Initiative) as well as to rely upon industry-wide efforts to influence smelters and refiners to get audited and become certified.

OECD Guidance Step 5: Report on supply chain due diligence.
The Company filed a Form SD, which includes this Conflict Minerals Report as an exhibit, with the Securities and Exchange Commission. The Company also made available on its website this Conflict Minerals Report.

Product Information
For the calendar year ended December 31, 2013, the principal categories of the Company’s products that incorporated Conflict Minerals were:

•	electron device products, including microwave and power grid vacuum electron devices and solid-state power devices,

•	satellite communications amplifier subsystems,

•	radar and electronic warfare subsystems,

•	specialized antenna subsystems,

•	solid-state integrated microwave assemblies,

•	medical x-ray generators and control systems,

•	modulators and transmitters, and

•	various electronic power supply and control equipment and devices.

Despite having conducted due diligence and a good faith reasonable country of origin inquiry, the Company has concluded that the Company’s products are “DRC conflict undeterminable” (as defined in the Conflict Minerals Rules). The Company has reached this conclusion because it has been unable to determine the origin of all of the Conflict Minerals used in its products.
Due to the breath and complexity of the Company’s products and their underlying supply chain (including the many levels of suppliers between the Company and any potential smelters and refiners), it will take time for many of the Company’s suppliers to verify the origin of all of the minerals used in the Company’s products. The Company hopes to further develop transparency into its supply chain by enhancing its due diligence processes, refining data collection and follow-up practices, leveraging the industry standard CFSI/CFS program, evaluating new software tools to assist in its program, including provisions regarding Conflict Minerals in the Company’s purchase orders and continuing its educational efforts with suppliers.